SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 36)


                  Canal Capital Corporation
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                           913014106
                         (CUSIP Number)

               Asher B. Edelman, 717 Fifth Avenue,
                    New York, New York  10022

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 31, 1997

             (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                (Continued on following pages(s))
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 913014106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Asher B. Edelman


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /X_/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       /X/


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          51,400 (including options on 20,000 shares)

8.   SHARED VOTING POWER

          311,250

9.   SOLE DISPOSITIVE POWER

          51,400 (including options on 20,000 shares)

10.  SHARED DISPOSITIVE POWER

          311,250
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          362,650 (including options on 20,000 shares)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

          See Item 5                                   /X/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3%

14.  TYPE OF REPORTING PERSON

          IN

CUSIP NO. 913014106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Regina M. Edelman


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /X_/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Brazil
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          145,050

8.   SHARED VOTING POWER

          0

9.   SOLE DISPOSITIVE POWER

          145,050

10.  SHARED DISPOSITIVE POWER

          0
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          145,050

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4%

14.  TYPE OF REPORTING PERSON

          IN

CUSIP NO. 913014106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          A.B. Edelman Limited Partnership


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /X_/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          1,017,120

8.   SHARED VOTING POWER

          0

9.   SOLE DISPOSITIVE POWER

          1,017,120

10.  SHARED DISPOSITIVE POWER

          0
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,017,120

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.5%

14.  TYPE OF REPORTING PERSON

          PN

CUSIP NO. 913014106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Felicitas Partners, L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /X_/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          3,399

8.   SHARED VOTING POWER

          0

9.   SOLE DISPOSITIVE POWER

          3,399

10.  SHARED DISPOSITIVE POWER

          0
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          3,399

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%

14.  TYPE OF REPORTING PERSON

          PN

CUSIP NO. 913014106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Aile Blanche, Inc.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /X_/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          8,400

8.   SHARED VOTING POWER

          0

9.   SOLE DISPOSITIVE POWER

          8,400

10.  SHARED DISPOSITIVE POWER

          0
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          8,400

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP NO. 913014106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Canal Capital Corporation Retirement Plan


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /X_/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          26,620

8.   SHARED VOTING POWER

          0

9.   SOLE DISPOSITIVE POWER

          26,620

10.  SHARED DISPOSITIVE POWER

          0
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          26,620

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.6%

14.  TYPE OF REPORTING PERSON

          EP

CUSIP NO. 913014106

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edelman Value Fund Ltd.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /X_/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       / /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          311,250

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          311,250
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          311,250

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.2%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No. 913014106

     Items 3, 5(a), 5(c) and 7 of the Schedule 13D, dated June 1, 1984, relating to the Common Stock, par value $0.01 per share, of Canal Capital Corporation, as amended, (the "Schedule 13D"), are hereby amended by adding thereto the information set forth below. The terms defined in the Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 is hereby supplemented by the addition of the following:

     The 108,250 shares of the Common Stock purchased by Edelman
Value Fund Ltd. (the "Fund") since the date of the last preceding
Amendment to this Schedule 13D, at an aggregate cost of approximately $28,315 (including commissions), were purchased with the Fund's working capital.

Item 5.   Interest in Securities of the Issuer

     Item 5(a) is hereby supplemented by the addition of the following:

     (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 4,326,930 shares outstanding, which is the number of shares outstanding at March 31, 1997, as reported in the Company's Form 10-Q for the fiscal quarter ended January 31, 1997 as filed with the Securities and Exchange Commission.

     As of the date hereof:

     (i) Edelman Limited Partnership owns 1,017,120 shares of the Common Stock, constituting approximately 23.5% of the shares outstanding.

     (ii) Mr. Edelman owns directly 31,400 shares of the Common Stock and holds exercisable options on 20,000 shares of the Common Stock, totaling 51,400 shares of the Common Stock. Such shares constitute approximately 1.2% of the shares outstanding (based upon the 4,346,930 shares which would be outstanding upon the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the shares owned by the Fund, Edelman Limited Partnership, Aile Blanche, Regina M. Edelman, Felicitas and the Custodian Accounts, which, when aggregated with the shares owned by Mr. Edelman, total 1,765,269 shares (including options on 20,000 shares), constituting approximately 40.6% of the shares outstanding (based upon the 4,346,930 shares which would be outstanding upon the exercise of such options).

     (iii)     Regina M. Edelman owns 145,050 shares of the
Common Stock, constituting approximately 3.4% of the shares outstanding.

     (iv) Aile Blanche owns 8,400 shares of the Common Stock, constituting approximately 0.2% of the shares outstanding.

     (v) Felicitas owns 3,399 shares of the Common Stock, constituting approximately 0.1% of the shares outstanding.

     (vi) The Retirement Plan owns 26,620 shares of the Common
Stock, constituting approximately 0.6% of the shares outstanding.

     (vii) The Fund owns 311,250 shares of the Common Stock, constituting approximately 7.2% of the shares outstanding.

     (viii)    The Custodian Accounts own 188,650 shares of the
Common Stock, constituting approximately 4.3% of the shares outstanding.

     (ix) Certain other persons related to or affiliated with Mr. Edelman own the following amounts of Common Stock: (A) Penelope
C. Edelman owns 39,865 shares of Common Stock, constituting approximately 0.9% of the shares outstanding; (B) three UGMA Accounts for the benefit of children of Mr. Edelman, of which Penelope C. Edelman is custodian, own a total of 127,610 shares of Common Stock, constituting approximately 3.0% of the shares outstanding; (C) three trusts for the benefit of children of Mr. Edelman, of which Michael E. Schultz (a director of the Company) is trustee (the "Trusts") own a total of 590,186 shares of Common Stock, constituting approximately 13.6% of the shares outstanding; and (D) Mildred Ash owns 120,900 shares of Common Stock, constituting approximately 2.8% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares of Common Stock.

     (x) To the best knowledge of the reporting persons, certain directors and officers of the reporting persons and other affiliated persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Irving Garfinkel, an officer of Edelman Management and Aile Blanche, a director of Datapoint, owns 11,210 shares of Common Stock, constituting approximately 0.2% of the shares outstanding; (B) Gerald N. Agranoff, an officer of Edelman Management, holds exercisable options on 25,000 shares of Common Stock, which constitute approximately 0.6% of the shares outstanding (based upon the 4,351,930 shares which would be outstanding upon the exercise of such options); and (C) Michael Schultz, trustee of the Trusts, owns 56,635 shares of Common Stock and holds exercisable options on 255,500 shares of Common Stock, totaling 312,135 shares of the Common Stock, which constitute approximately 6.8% of the shares outstanding (based upon the 4,582,430 shares which would be outstanding upon the exercise of such options).

     Item 5(c) is hereby supplemented by the addition of the following:

     (c) On August 30, 1996, the Fund purchased 5,000 shares of Common Stock through a broker for a price of $0.25 per share. On November 29, 1996, the Fund purchased 33,250 shares of Common Stock through a broker for a price of $0.25 per share. On December 31, 1996, the Fund purchased 30,000 shares of Common Stock through a broker for a price of $0.25 per share. On January 28, 1997, the Fund purchased 15,000 shares of Common Stock through a broker for a price of $0.25 per share. On January 31, 1997, the Fund purchased 10,000 shares of Common Stock through a broker for a price of $0.30 per share. On February 27, 1997, the Fund purchased 10,000 shares of Common Stock through a broker for a price of $0.30 per share. On March 31, 1997, the Fund purchased 5,000 shares of Common Stock through a broker for a price of $0.30 per share.

Item 7.   Material to be Filed as Exhibits.

Exhibit I -    Agreement pursuant to Rule 13d-1(f)(1)(iii), filed
               herewith.

Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 1997

                         /S/ ASHER B. EDELMAN
                         Asher B. Edelman, individually, as a
                         general partner of A. B. Edelman Limited
                         Partnership and as attorney-in-fact for
                         each of Canal Capital Corporation
                         Retirement Plan, Felicitas Partners,
                         L.P., Edelman Value Partners L.P.,
                         Edelman Value Fund Ltd., Regina M.
                         Edelman, and Aile Blanche, Inc., under
                         Powers of Attorney previously filed with
                         the Securities and Exchange Commission
                         as Exhibits to this Schedule 13D and
                         amendments thereto.

                            EXHIBIT I



     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of it in the capacity set forth below.




                         /S/ ASHER B. EDLEMAN
                         Asher B. Edelman, individually, as a
                         general partner of A. B. Edelman Limited
                         Partnership and as attorney-in-fact for
                         each of Canal Capital Corporation
                         Retirement Plan, Felicitas Partners,
                         L.P., Regina M. Edelman, Aile Blanche,
                         Inc. and Edelman Value Fund Ltd.  under
                         Powers of Attorney previously filed with
                         the Securities and Exchange Commission
                         as Exhibits to this Schedule 13D and
                         amendments thereto.